EXHIBIT 99.1

Chunghwa Telecom to hold investor conference for the first quarter of 2016 operation results

Date of events: 2016/03/03

Contents:

1.	Date of the investor conference:2016/04/28

2.	Time of the investor conference: 16:00

3.	Location of the investor conference: Teleconference

4.	Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at 15:30 on April 28, 2016 Taipei time

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.	Any other matters that need to be specified:Teleconference will be held during 16:00-17:00 Taipei time